Exhibit 99.1

LINKTONE ANNOUNCES APPOINTMENT OF MAZARS LLP AS INDEPENDENT AUDITOR

Singapore, November 8, 2013 — Linktone Ltd. (NASDAQ: LTON, ASX: LTL) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced the appointment of Mazars LLP (“Mazars”) as the Company’s independent registered public accounting firm.

Mazars replaces Ernst & Young LLP (“Ernst & Young”), previously the independent auditor for Linktone.  Mazars has begun providing services effective immediately and is working with Linktone and Ernst & Young to ensure a seamless transition. The appointment of Mazars have been approved by the Audit Committee, with the concurrence of the Board of Directors of the Company.

The consolidated financial statements of Linktone and subsidiaries as of and for the years ended December 31, 2011 and 2012 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change auditors was not the result of any disagreement between the Company and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Group’s various nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

CONTACTS:

Investor Relations (HK):
Candy Cheung, Senior Associate
Taylor Rafferty
Tel: +852 3196 3712
Email: linktone@king-worldwide.com

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of risks and uncertainties and you should not place undue reliance on these statements.  Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.